Exhibit 99.35

Momentum building: Cash receipts +112% for Q2 FY22 to A$1.8m

Melbourne, Australia, 21 December 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, ‘Company’, ‘GTG’, ‘geneType’), a global leader in genomics-based tests in health, wellness and serious disease provides the following business update:

●	Forecast 2QFY22[1] cash receipts +112% versus the prior quarter (1QFY22) to A$1.8 million following the completed integration of EasyDNA in the quarter

●	Multi-Test technical validation complete and submitted to NATA[2] and CMS[3] for final regulatory approval ahead of the commercial release

●	US patent application for novel geneType COVID-19 Risk Test has been accepted and cross validation study completed in independent cohort confirming test performance and utility

●	Enhanced patient distribution network with new partnership agreement with 1Health and IBX

●	Study Involving 200,000 participants presented at 2021 San Antonio Breast Cancer Symposium validating the risk model with an expanded panel of 313 Single Nucleotide Polymorphisms (SNPs)

The Company confirms the completion of the integration of EasyDNA and expects to deliver customer receipts for the quarter of A$1.8 million, a 112% increase on the prior quarter and in line with acquisition expectations. In the coming quarters, the focus will be on further leveraging the acquisition by including the Multi-Test product, where we expect to see solid growth in revenue across all brands and products as these initiatives are rolled out.

The Company is set to release phase one of the Multi-Test subject to final regulatory approval and confirms that all regulatory submissions to NATA and CMS have been completed. NATA completed their onsite audit of GTG’s Melbourne laboratory on December 15, 2021. The certifying body is preparing their final documentation on the audit in the coming weeks. This phase one launch is the culmination of 10+ years of research and development and includes Breast Cancer, Colorectal Cancer, Ovarian Cancer, Prostate Cancer, Coronary Artery Disease and Type 2 diabetes. The Company is now focused on finalising commercial distribution opportunities via our EasyDNA brand and through our existing partner network with IBX, 1 Health and Vitagene.

1 Projected customer receipts

2 National Association of Testing Authorities, Australia

3 Centers for Medicare & Medicaid Services

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

GeneType’s CEO, Simon Morriss, noted, “We have delivered solid growth with strong advancement against our strategic objectives and continue to build on our history of genetics-based research. We confirmed that our geneType COVID-19 Risk Test is now available through our US partners, IBX and 1Health, and customers should consider this as an optional ‘add on’ request for a COVID-19 polymerase chain reaction (PCR) test. We also completed our submissions to NATA and CMS in October and November respectively for our Multi-Test and are working closely with the regulators ahead of approval. These building blocks alongside further studies and industry engagement are enhancing the profile of GTG through our two brands, EasyDNA and geneType. We are pleased with the progress over the year and will continue the momentum achieved over the last few quarters as we launch into the new year.”

The Company announced in December 2021 a new partnership to expand access to the COVID-19 Risk Test in the US through its agreement with IBX and 1health on their ‘Vitagene’ platform directly from https://genetype.com/for-individuals/COVID-19. 1health is a leading US-based cloud platform service provider for diagnostic test management. 1health has built infrastructure that helps laboratories, such as IBX and their customers, connect patients to testing and care. 1health’s services will be managed in partnership with IBX under our exclusive license agreement.

GTG has continued to expand and develop the geneType COVID-19 Risk Test, having recently completed a cross-validation study on a European data set confirming the test performance metrics. A paper describing the study has now been submitted to a peer-reviewed journal and will be released upon publication. The emergence of the Omicron variant underscores the importance of identifying patients who are at greatest risk of developing severe disease.

In December 2021, GTG’s Director of Clinical Affairs, Dr Erika Spaeth Tuff presented a poster at the San Antonio Breast Cancer Symposium. In her presentation Dr Spaeth Tuff released new data that demonstrated an improved version of the Company’s geneType Breast Cancer Test with an expanded panel of 313 SNPs showed improved discrimination and calibration over traditional clinical models. The study included over 200,000 women and highlighted GTG’s commitment to the ongoing development of geneType Breast Cancer Risk Test.

On behalf of the board and management we would like to thank you for your continued support and we are looking forward to a very prosperous 2022.

Authorised for release by the Board of Genetic Technologies Limited

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Investor Relations (AUS)	Investor Relations and Media (US)

Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.genetype.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000